Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

John Varley, Barclays Group Chief Executive on Barclays proposed merger with ABN AMRO

Rationale for the deal:

Q: Can you outline what you’re announcing today?

A: Well, we’re announcing a groundbreaking deal. This is the largest transaction in the history of the financial services industry and it’s by far the biggest cross-border merger that has ever taken place. So, the merger of Barclays and ABN AMRO liberates a very substantial economic opportunity on behalf of our shareholders and creates huge capability, huge firepower on behalf of our customers and our clients. That’s what we’re announcing. That’s why we feel the sense of excitement that we do.

Q: But what is the point of this deal? What do you hope to achieve by enlarging in this way?

A: Higher growth is really the driver of it. We’ve been driving very significant growth in Barclays over the course of the last years. Our financial performance makes that very clear. I believe we can accelerate, relative to that growth rate, through the merger with ABN AMRO. So, the key test is, can we show our shareholders performance that is better than stand-alone performance and my answer to that is yes.

Q: But aren’t you being seduced by scale for scale’s sake?

A: I’m not. I’m very clear about that. What customers are looking for is capability, they’re not interested in size. And what investors are looking for is growth, they’re not interested in size. I’m not interested in size either. What matters is the competitive credentials as you compete on behalf of customer flow and your ability to create great incremental returns for shareholders from that. The merger with ABN AMRO drives both of those opportunities. Indeed, I would say transforms both of those opportunities.

Q: But what does this really mean for your investment banking business? I mean, here is a business that’s going very well as it stands. Is there a chance that you’re going to take the edge off that performance?

A: If I look at Investment Banking and Investment Management as a whole, these are businesses that benefit from multiple market access and from scale. Barclays Capital will be a top five player in the world as a result of the merger with ABN AMRO; Barclays Global Investors, the number one institutional money manager in the world; our combined wealth business – a top 10 player in the world. In circumstances where clients are converging, in terms of their needs and buying behaviour, being in that position of strength, in a globalising industry, that’s the sweet spot.

Q: What are you looking for in terms of benefits for Global Retail and Commercial Banking?

A: Well, the first thing to say is there is a very good fit, in terms of the portfolio, between access to developed markets like the Netherlands, like the United Kingdom, like the Iberian businesses that we have, like Italy on the one hand and developing markets – South Africa, Taiwan, Brazil. That mix creates very good cash flow, but it also creates a high growth opportunity.

I’ve long wanted to increase the exposure that we have here to emerging markets and, again, the merger with Barclays and ABN AMRO provides much greater exposure to emerging markets and of course the emerging markets are going to be very high growth opportunities in the financial services industry over the coming years. In that space you need to be great in products. You need to be very capable in terms of credit cards, in terms of consumer loans, in terms of your wealth proposition, in terms of your capital markets capability and we bring all of those things to the table.

And we will have in this business 50 million personal customers. And we will bring to those 50 million personal customers world-class product capability and it’s that combination that will create higher growth.

Synergies:

Q: You’ve committed to very big synergies in this deal. Why are you confident that you can get them?

A: Well we’ve created the synergies through joint work. This has been an intense period of study and analysis. We have created commitment around the leadership table to the delivery of those synergies, and we have the capability around the leadership table to deliver those synergies. So in terms of the overall momentum of the transaction we will get going after those immediately and I am confident in the delivery of them.

Q: But this deal is bigger than any deal that you’ve done before here. What makes you think you can handle it?

A: Well, I think what you need, in circumstances of doing something that is quite complex – the merging of two banks, it’s a complex task undeniably. What are the ingredients to success? First of all, clarity of business model, second, clarity of management model and third, leadership expertise and experience. Now I’ve gone for a very simple structure here. We have two big business groupings – Investment Banking and Investment Management and Global Retail and Commercial Banking.

I’m very clear about who is in charge of those and they’re supported by great executives, if I think about who I’ve got around the table. We’ve been engaged in an aggressive transformation at Barclays over the course of the last years, so we have the credentials that say that we can do transformations. If I look at what Bob [Diamond] has achieved in Investment Banking, for example, within the Barclays Group over the course of the last years, that is radical transformation.

If I look at Frits’s [Seegers] background, Frits is a deep expert in the integrating of businesses in multiple markets and he is supported by a team that I think compares with the best in the world. So I have a high degree of confidence in our ability to deliver.

Returns:

Q: Barclays has faster EPS than revenue growth than ABN AMRO. This deal is going to be dilutive isn’t it?

A: No, it’s not going to be dilutive. It’s precisely the reverse. You’ve seen Barclays track record in terms of financial performance over the course of the last years. This transaction enables us to accelerate. So it’s going to be accretive, not dilutive. In other words, the opportunity is better than the stand-alone opportunity and I’m absolutely clear about that.

Q: But some are not convinced by the quality, the value and cohesion of ABN AMRO’s businesses. Why are you?

A: But the business fit with Barclays is spectacularly good. If you look at the quality of ABN AMRO’s business in Brazil, if you look at the quality of its business in Asia, if you look at the quality of its middle market franchise, if you look at the quality of its payments and transactional banking platform, those are examples of businesses that fit very strongly within the enlarged portfolio. And I am very confident about our ability to drive a higher rate of growth on behalf of our shareholders than was available to either entity in its stand-alone form.

Q: Have you paid too much though?

A: No, we’ve not paid too much. I am very clear about looking for the satisfaction, in terms of financial performance, of the combined enterprise. The satisfaction of certain key financial tests and they are stringent and we have always imposed on ourselves in Barclays a very tough financial discipline when we look at mergers and acquisitions. So I look for earnings per share accretion within three years. I look for significant economic profit contribution within three years. I look for a return on investment that well exceeds the cost of capital. I look for out-performance of the transaction relative to an equivalent performance from buy-backs. And in each of those four tests this enterprise satisfies them.

Business structure:

Q: This deal does smack of being a Euro fudge. We’ve got headquarters in Amsterdam, we’ve got you in Amsterdam, but yet listing here in the UK and we’ve got the FSA as lead regulator. It’s quite a mess.

A: European, yes, fudge, no, is what I would say. The structure is gin clear. We have a Unitary Board. We have a Unitary Management Committee. The things that typically get in the way of cross-border mergers have been addressed in the way in which we structure the transaction and it is understandable that we would have, in a large European enterprise as we will be, a Head Office in Amsterdam. It is understandable that I, as a chief executive, should be spending a lot of my time in the Netherlands? Of course it is. I don’t think we’ve fudged anything. What we’ve done is, we have been very clear about creating the circumstances within the structure of the organisation – the British governance structure, the Unitary Board, the overall attribution of responsibility within the Executive Committee – we have set this enterprise up for success.

Next steps:

Q: There are still potential rival bidders out there. What happens if they come along with better solutions, with better terms?

A: Well, I’m not spending a lot of time thinking about that. I mean, the Board of Barclays and the Board of ABN AMRO, they’ve decided to merge with each other. That’s an agreed and recommended transaction. We’ve got a great deal of momentum and the vision is a vision that pulls us powerfully forward. It’s the vision of creating one of the most powerful enterprises in the world in the financial services industry. That will give great capability on behalf of customers and it will drive incremental returns on behalf of shareholders. That’s a very, very strong story.

Q: So what are the next steps?

A: Well, it’s quite a lengthy process. The legal process, which enables both of us, in due course, to present documents to our shareholders and seek shareholder votes, will take some months. So the fact that we make our announcement today, that’s the beginning of the process, not the end of the process. But do I believe that we will work forward? Do I believe that we will generate a lot of energy by doing that? Do I believe that at the end of that process, later in the year, we will come screaming out of the traps on behalf of our customers and on behalf of our shareholders? I believe that very strongly.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY

DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.